UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

John V. Lovoi

Manager

JVL Advisors, LLC

10000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2617

Copies to:

Timothy T. Samson

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
JVL Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	4,526,396 shares(1)
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	4,526,396 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			4,526,396 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			35.79% (2)
(14)	Type of Reporting Person (See Instructions)			OO

(1) JVL Advisors, LLC may be deemed to have voting and dispositive power over the securities owned by Navitas Fund, LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), URJA, LP, a Delaware limited partnership (“URJA”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), and LVPU, LP, a Delaware limited partnership (“LVPU” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, URJA and Children’s, the “Partnerships”); thus, it may also be deemed to be the beneficial owner of these securities. JVL Advisors, LLC disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of its pecuniary interest in such securities.

(2) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
John V. Lovoi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	4,526,396 shares(1)
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	4,526,396 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			4,526,396 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			35.79% (2)
(14)	Type of Reporting Person (See Instructions)			IN

(1) John V. Lovoi may be deemed to have voting and dispositive power over the securities owned by Navitas Fund, LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), URJA, LP, a Delaware limited partnership (“URJA”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), and LVPU, LP, a Delaware limited partnership (“LVPU” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, URJA and Children’s, the “Partnerships”); thus, he may also be deemed to be the beneficial owner of these securities. John V. Lovoi disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of his pecuniary interest in such securities.

(2) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Navitas Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	1,095,400 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	1,095,400 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,095,400 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			8.66% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Luxiver, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	1,445,915 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	1,445,915 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,445,915 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			11.43% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
TJS Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	101,541 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	101,541 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			101,541 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.80% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Hephaestus Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	1,024,479 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	1,024,479 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,024,479 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			8.10% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Asklepios Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	175,065 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	175,065 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			175,065 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			1.38% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Panakeia Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	178,465 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	178,465 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			178,465 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			1.41% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
URJA, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	41,051 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	41,051 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			41,051 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.33% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Children’s Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	341,433 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	341,433 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			341,433 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			2.70% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
LVPU, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	123,047 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	123,047 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			123,047 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.97% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D are based upon 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D are, subject to the prior sentence, as of February 13, 2015.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Class A common stock, par value $0.001 per share (the “Shares”), of Jones Energy, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746.

Item 2. Identity and Background.

(a)          Pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is being jointly filed by the following persons:

(i)	JVL Advisors, LLC, a Texas limited liability company (“JVL”);
(ii)	John V. Lovoi, an individual residing in the State of Texas (“Mr. Lovoi” and collectively with JVL, the “JVL Parties”);
(iii)	Navitas Fund, LP, a Texas limited partnership (“Navitas”);
(iv)	Luxiver, LP, a Delaware limited partnership (“Luxiver”);
(v)	TJS Energy Fund, LP, a Delaware limited partnership (“TJS”);
(vi)	Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”);
(vii)	Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”);
(viii)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”);
(ix)	URJA, LP, a Delaware limited partnership (“URJA”);
(x)	Children’s Energy Fund, a Delaware limited partnership (“Children’s”);
(xi)	LVPU, LP, a Delaware limited partnership (“LVPU”).

Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, URJA, Children’s and LVPU are sometimes referred to collectively herein as the “Partnerships” and individually as a “Partnership.” The JVL Parties and the Partnerships are referred to collectively herein as the “Reporting Persons” and individually as a “Reporting Person.”

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A hereto, which is incorporated herein by reference.

(b)          The business address of each of the Reporting Persons is 10000 Memorial Dr., Suite 550, Houston, Texas 77024.

(c)           The principal business activities of each Partnership consist of private investment in oil and gas related opportunities. The principal business of JVL is serving as an investment manager and a controlling person of various investment funds, including each of the Partnerships. The principal occupation of Mr. Lovoi is acting as the sole member and manager of JVL.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           JVL is a Texas limited liability company; Mr. Lovoi is a citizen of the United States of America; Navitas is a Texas limited partnership; Luxiver is a Delaware limited partnership; TJS is a Delaware limited partnership; Hephaestus is a Delaware limited partnership; Asklepios is a Texas limited partnership; Panakeia is a Delaware limited partnership; URJA is a Delaware limited partnership; Children’s is a Delaware limited partnership; LVPU is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

All of the funds used to purchase the Shares reported in this Schedule 13D came from the working capital of the Partnerships. The Partnerships expended a total of approximately $60,429,688.00 in the aggregate to acquire the Shares reported herein.

Item 4. Purpose of Transaction.

The Partnerships originally acquired the Shares reported herein for investment in the ordinary course of business. The JVL Parties believed that the Shares were substantially undervalued from a long-term perspective and represented an attractive investment opportunity. The JVL Parties have, from time to time, communicated with the chairman of the board of directors and executive management of the Issuer regarding, among other things, the Issuer’s business, assets, and strategic alternatives and direction.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The JVL Parties intend to review the Partnerships’ investment in the Issuer on a continuing basis and may engage in discussions with the board of directors, management, other stockholders of the Issuer and other relevant parties concerning the matters described herein, and may take other steps seeking to bring about changes to increase stockholder value.

Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, and conditions in the securities market and general economic and industry conditions), the JVL Parties may in the future take such actions with respect to the Partnerships’ investment in the Issuer as they deem appropriate. These actions may include, among others, purchasing additional Shares, other equity, debt, notes, instruments or other securities of the Issuer, or derivatives thereof (collectively, “Securities”), disposing of any or all of the Securities of the Issuer, in the open market or otherwise, at any time and from time to time, engaging in any hedging or similar transactions with respect to the Securities, and making proposals to the Issuer concerning changes to the business, operations, management, capitalization, ownership structure, board structure (including board composition), strategy and future plans of the Issuer, and if necessary, taking actions to change the composition of the board of directors and management.

The Reporting Persons also reserve the right to take actions that would result in an extraordinary corporate transaction (such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries), a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, or any other material change in the Issuer’s business or corporate structure. The Reporting Persons further reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of Shares to which this Schedule 13D relates is 4,526,396, constituting approximately 35.79% of the Issuer's currently outstanding Class A common stock. The aggregate number and percentage of Shares reported herein are based upon the 12,648,242 shares of Class A common stock outstanding as of October 31, 2014 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 10, 2014). The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

(b)          As of the date hereof, the Reporting Persons have, or may be deemed to have, the sole power to vote or to direct the vote, to dispose or to direct the disposition of, the number of Shares set forth below opposite such Reporting Person’s name. The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

Reporting Person	Number of Shares
JVL	4,526,396
Mr. Lovoi	4,526,396
Navitas	1,095,400
Luxiver	1,445,915
TJS	101,541
Hephaestus	1,024,479
Asklepios	175,065
Panakeia	178,465
URJA	41,051
Children’s	341,433
LVPU	123,047

(c)        Except as set forth below, there have been no reportable transactions with respect to the Shares by the Reporting Persons during the past 60 days:

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Navitas	12/17/2014	18,346	$11.29	Sale	Broker – Open Market
Hephaestus	12/18/2014	27,110	$11.29	Purchase	Broker – Open Market
LVPU	12/18/2014	1,293	$11.29	Purchase	Broker – Open Market
Hephaestus	12/22/2014	15,245	$11.27	Purchase	Broker – Open Market
LVPU	12/22/2014	909	$11.27	Purchase	Broker – Open Market
Navitas	12/29/2014	2,600	$11.48	Sale	Broker – Open Market
Hephaestus	12/30/2014	763	$10.88	Purchase	Broker – Open Market
LVPU	12/30/2014	92	$10.88	Purchase	Broker – Open Market
Hephaestus	12/31/2014	550	$10.93	Purchase	Broker – Open Market
LVPU	12/31/2014	550	$10.93	Purchase	Broker – Open Market
Hephaestus	01/07/2015	5,987	$9.84	Purchase	Broker – Open Market
LVPU	01/07/2015	1,013	$9.84	Purchase	Broker – Open Market
Hephaestus	01/15/2015	9,900	$9.34	Purchase	Broker – Open Market
LVPU	01/15/2015	1,399	$9.34	Purchase	Broker – Open Market
Hephaestus	01/16/2015	39,400	$15.00	Assignment/Purchase	Broker – Open Market
TJS	01/16/2015	2,700	$15.00	Assignment/Purchase	Broker – Open Market
Children's	01/16/2015	8,500	$15.00	Assignment/Purchase	Broker – Open Market
LVPU	01/16/2015	2,600	$15.00	Assignment/Purchase	Broker – Open Market
Hephaestus	01/20/2015	5,617	$9.49	Purchase	Broker – Open Market
LVPU	01/20/2015	3,443	$9.49	Purchase	Broker – Open Market
Hephaestus	02/04/2015	7,093	$10.99	Purchase	Broker – Open Market
LVPU	02/04/2015	844	$10.99	Purchase	Broker – Open Market
Navitas	02/11/2015	8,240	$10.06	Purchase	Broker – Open Market
Hephaestus	02/11/2015	102,467	$10.06	Purchase	Broker – Open Market
LVPU	02/11/2015	12,357	$10.06	Purchase	Broker – Open Market
Navitas	02/11/2015	32,010	$10.25	Purchase	Broker – Open Market
Hephaestus	02/11/2015	398,029	$10.25	Purchase	Broker – Open Market
LVPU	02/11/2015	47,999	$10.25	Purchase	Broker – Open Market
Navitas	02/12/2015	12,751	$9.94	Purchase	Broker – Open Market
Children's	02/12/2015	5,716	$9.94	Purchase	Broker – Open Market
LVPU	02/12/2015	2,176	$9.94	Purchase	Broker – Open Market
Asklepios	02/12/2015	5,348	$9.94	Purchase	Broker – Open Market
Panakeia	02/12/2015	8,529	$9.94	Purchase	Broker – Open Market

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties call options referencing an aggregate of 127,400 Shares at a price of $15.00 per Share, if such right is exercised prior to or on April 17, 2015.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties call options referencing an aggregate of 81,600 Shares at a price of $15.00 per Share, if such right is exercised prior to or on April 17, 2015.

On behalf of certain of the Partnerships, the JVL Parties have sold in the open market to counterparties put options referencing an aggregate of 365,000 Shares at a price of $10.00 per Share, if such right is exercised prior to or on April 17, 2015.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 365,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on April 17, 2015.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 36,400 Shares at a price of $15.00 per Share, if such right is exercised prior to or on April 17, 2015.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 50,500 Shares at a price of $17.50 per Share, if such right is exercised prior to or on April 17, 2015.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 40,600 Shares at a price of $15.00 per Share, if such right is exercised prior to or on April 17, 2015.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 60,500 Shares at a price of $17.50 per Share, if such right is exercised prior to or on April 17, 2015.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1          Joint Filing Agreement dated February 17, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2015

JVL ADVISORS, LLC

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

/s/ John V. Lovoi
John V. Lovoi

NAVITAS FUND, LP

By:	JVL Partners, L.P., a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

LUXIVER, LP

By:	LB Luxiver GP, LP, a Texas limited partnership, its General Partner
By:	LB Luxiver, LLC, a Texas limited liability company, its General Partner
By:	Lobo Baya, LLC, a Texas limited liability company, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

TJS ENERGY FUND, LP

By:	TJS Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	TJS GP, LLC, a Texas limited liability company, its General Partner
By:	JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

HEPHAESTUS ENERGY FUND, LP

By:	Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	HEF GP, LLC, a Texas limited liability company, its General Partner
By:	JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

ASKLEPIOS ENERGY FUND, LP

By:	Asklepios Energy GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

PANAKEIA ENERGY FUND, LP

By:	Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	PEF GP, LLC, a Texas limited liability company, its General Partner
By:	JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

URJA, LP

By:	URJA GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

CHILDREN’S ENERGY FUND, LP

By:	Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

LVPU, LP

By:	LVPU GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

Schedule A

The general partner of Navitas Fund, LP is JVL Partners, L.P. The general partner of JVL Partners, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya, LLC. The following individuals are the managing members of Lobo Baya, LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Shares, except to the extent of their pecuniary interests therein. The business address of such individuals is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of TJS Energy Fund, LP is TJS Energy Fund GP, LP. The general partner of TJS Energy Fund GP, LP is TJS GP, LLC. The sole member and manager of TJS GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. The sole member and manager of HEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy Fund GP, LP. The general partner of Asklepios Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member and manager of PEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of URJA, LP is URJA GP, LP. The general partner of URJA GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Children’s Energy Fund, LP is Children’s Energy Fund GP, LP. The general partner of Children’s Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of LVPU, LP is LVPU GP, LP. The general partner of LVPU GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, par value $0.001 per share of JONES ENERGY, INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below.

Date:	February 17, 2015

JVL ADVISORS, LLC

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

/s/ John V. Lovoi
John V. Lovoi

NAVITAS FUND, LP

By:	JVL Partners, L.P., a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

LUXIVER, LP

By:	LB Luxiver GP, LP, a Texas limited partnership, its General Partner
By:	LB Luxiver, LLC, a Texas limited liability company, its General Partner
By:	Lobo Baya, LLC, a Texas limited liability company, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

TJS ENERGY FUND, LP

By:	TJS Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	TJS GP, LLC, a Texas limited liability company, its General Partner
By:	JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

HEPHAESTUS ENERGY FUND, LP

By:	Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	HEF GP, LLC, a Texas limited liability company, its General Partner
By:	JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

ASKLEPIOS ENERGY FUND, LP

By:	Asklepios Energy GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

PANAKEIA ENERGY FUND, LP

By:	Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	PEF GP, LLC, a Texas limited liability company, its General Partner
By:	JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

URJA, LP

By:	URJA GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

CHILDREN’S ENERGY FUND, LP

By:	Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager

LVPU, LP

By:	LVPU GP, LP, a Texas limited partnership, its General Partner
By:	JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name:	John V. Lovoi
Title:	Manager